Exhibit 99.1
Scorpio Tankers Announces Upsizing and Extension of a Credit Facility
MONACO--(Marketwired - December 12, 2016) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced the upsizing and extension of its BNP Paribas Credit Facility.
The Company has received an additional $27.6 million commitment from BNP Paribas to upsize its BNP Paribas Credit Facility. The $27.6 million increase of the bilateral financing will bear interest at LIBOR plus a margin of 2.30% per annum, has a final maturity of December 2021, and will be used to refinance the existing indebtedness on two MR product tankers (2013 built) at the lesser of $13.8 million and 48% of the fair market value of each respective vessel. In addition, the maturity date of the BNP Paribas Credit Facility will be extended to December 2021.
The terms and conditions, including covenants, of the credit facility are similar to those in the Company's existing credit facilities. The upsize and extension of the existing credit facility is subject to customary conditions precedent and the execution of definitive documentation.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 77 product tankers (21 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.1 years and time charters-in 16 product tankers (two LR2, one LR1, eight MR and five Handymax tankers). The Company has contracted for 10 newbuilding product tankers (eight MR and two LR2 tankers). The two LR2s are expected to be delivered in in the first quarter of 2017 and the eight MRs are expected to be delivered throughout 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in his press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
212-542-1616